UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Item 15. Controls and Procedures, page 52
SIGNATURES

November 1, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Julie Sherman

RE:	Metal Storm Limited
Form 20-F for the year ended December 31, 2006
Filed May 18, 2007
File No. 000-31212
Ladies and Gentlemen:
Set forth below is the response of Metal Storm Limited (the “Company”) to the comments contained in the staff’s letter dated August 10, 2007 to Dr. Lee J. Finniear, Chief Executive Officer, regarding the Company’s Form 20-F filed May 18, 2007 (the “Report”). For ease of reference, the staff’s comments have been repeated below, with the Company’s response set forth underneath.
Form 20-F for the year ended December 31, 2006
Item 15. Controls and Procedures, page 52
1.	We note your statement that your chief executive officer and your chief financial officer “became aware of the weaknesses related to internal control over financial reporting as described below.” It does not appear that your certifying officers have reached a definitive conclusion that your disclosure controls and procedures are not effective. Please amend the filing to state in clear and unqualified language the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as of December 31, 2006.
Further to our US legal counsel’s discussion with the staff, reference is made to our disclosure in the concluding paragraph of Item 15 on page 53 of the report in which the certifying officers provide the definitive conclusion in clear and unqualified language that the Company’s disclosure controls and procedures are not effective, stating “At this time however we acknowledge that the disclosure controls and procedures are not effective.”
Note 27. Significant Differences between AIFRS and U.S. GAAP, page F-53
(d) Convertible Notes, page F-54
2.	We note that under AIFRS, the conversion feature of the convertible note was considered an embedded derivative that is accounted for at fair value and classified as a liability. We also note that under U.S. GAAP, the conversion feature of the convertible note was not bifurcated and separately accounted for as a GAAP difference in this Note and that a beneficial conversion was recorded in accordance with U.S. GAAP. Please respond to the following:
•	Tell us and revise the note in future filings to disclose the specific terms and features of the notes that require you to bifurcate and separately account for the conversion feature as a derivative

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under AIFRS. Tell us the specific AIFRS literature, for example — the specific paragraphs of IAS 32, 39 or other applicable guidance, on which you based your accounting and presentation of the conversion feature.

•	Please provide us with your analysis of SFAS Statement 133 and EITF 00-19 on which you based your conclusion that bifurcation of the conversion feature was not also required for US GAAP purposes.

•	Tell us whether for US GAAP purposes you concluded that the debt was “conventional convertible” as defined in paragraph 4 of EITF Issue 00-19 and EITF Issue 05-2. Tell us how you considered the terms of the debt agreement that include features under which the conversion price may change when reaching your conclusion.
Terms of the instrument
The following are key terms and features of the components of the instrument we considered in determining our accounting treatment and presentation under A-IFRS and US GAAP.
The Convertible Notes have the following terms and features:
•	One Note offered for issuance for every 2.674 ordinary shares held by existing shareholders

•	Notes issued at a fixed purchase price of A$0.135 per Note

•	Notes have a 3 year term from issue date, maturing on August 31, 2009 and bear annual interest of 10% payable quarterly

•	Convertible to ordinary shares on the first business day of each quarter prior to maturity date or at maturity date except for any note holders who hold more than 5% of notes on issuance may convert at any time.

•	Convertible at a conversion price equal to the lesser of A$0.135 or 90% of the volume weighted average price per share for the preceding 30 business days prior to conversion date

•	Represents unsecured obligations

•	Non-callable and have no early redemption feature (except for default)

•	Registered on the ASX subsequent to closing date
For every 2 notes purchased, the note holder received 1 new option (referred to as a “Detachable” or “Free-standing” Option). The Free-standing Options have the following terms and features
•	Each Option issued for no additional consideration

•	Each Option entitles the holder to subscribe for one ordinary share upon exercise

•	Fixed exercise price of A$0.15

•	Exercisable anytime between issuance and August 31, 2009

•	Registered on the ASX subsequent to the closing date

•	If the Company makes a pro rata issue to existing shareholders, the exercise price of each Option will be reduced in the manner permitted by the listing rules

•	If the Company makes a bonus issue to existing shareholders, the number of shares over which the Option is exercisable will be increased in the manner permitted by the listing rules

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Accounting Treatment of Conversion Feature — Australian Equivalents to IFRS (‘A-IFRS”)
Conversion Feature in the Notes
To consider the accounting treatment of the instrument under A-IFRS we referred to AASB 132 and AASB 139.
AASB 132 paragraph 11 states that “a financial liability is any liability that is:

a.	a contractual obligation:
	i.	to deliver cash or another financial asset to another entity; or
	ii.	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity; or

b.	a contract that will or may be settled in the entity’s own equity instruments and is:
	i.	a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or
	ii.	a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.
The terms of the Convertible Notes specify that the number of shares issues on conversion is determined by reference to the lesser of A$0.135 or 90% of the volume weighted price per share.
This conversion mechanism would result in a variable number of shares being issued on conversion, where the volume weighted price per shares is less than A$0.135. The conversion terms will therefore not always result in exchange of a fixed number of the equity instruments for a fixed amount of cash. Under AASB 132 paragraph 11b (ii), this results in the conversion feature meeting the definition of a financial liability.
AASB 139 paragraph 10 states that an embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract — with the effect that some of the cash flows of the combined instrument vary in a similar way to a stand-alone derivative.
The cash flows of the combined note vary with the entity’s share price, as a result of the conversion feature, notwithstanding that the “cash flows” will be settled in equity instruments. The nature of the conversion feature financial liability therefore meets the definition of an embedded derivative.
AASB 139 paragraph 11 requires that an embedded derivative is separated from the host contract if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; if a separate instrument would meet the definition of a derivative and the combined instrument is not measured at fair value through profit and loss.
Paragraph AG30 (a) of AASB 139 provides an example where an embedded option enabling the holder to reacquire an instrument for an amount that varies based on change of equity price is not closely related to a host debt instrument. By analogy, the conversion feature is considered not closely related to the host contract. Since the conversion feature would meet the definition of a derivative on a stand-alone basis and the host contract is not at fair value through profit and loss in its entirety, bifurcation is therefore required.

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Transaction Costs
Subsequently, we wish to advise the SEC Staff that in fiscal year 2007 we have changed our accounting policy for the treatment of the transaction costs related to this instrument under AIFRS.
The change in policy results in approximately A$1.4 million of transaction costs previously allocated to the non-derivative liability component and capitalised being allocated to the embedded derivative which in turn is recognised at fair value in the accounts. This results in an initial fair value loss on the derivative of A$1.4 million.
AASB 139 paragraph 43 requires that when a financial asset or financial liability is recognised initially it is measured at its fair value plus, in the case of financial assets or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Any such transaction costs relating to financial assets and financial liabilities which are at fair value through profit and loss, which includes all derivatives, are therefore recognised in profit or loss as an immediate expense.
AASB 132 paragraph 38 requires that transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Transaction costs that relate jointly to more than one transaction (e.g. costs of a concurrent offering of some shares and a stock exchange listing of other shares) are allocated to those transactions using a basis of allocation that is rational and consistent with similar transactions.
The decision to change our policy came about after a review by our newly appointed auditors in which we considered whether a more relevant accounting treatment might be appropriate. We considered their views and agreed that a change in policy was appropriate in this case.

Components of	Classification of	Allocation of	Original	Revised
Instrument	component of	proceeds on	allocation of	allocation of
	instrument	initial recognition	transaction	transaction costs
			costs
		$A million	$A million	$A million
Detachable options	Equity	4.4	0.7	0.7
Note	Financial Liability	15.2	4.0	2.6
Conversion feature	Financial liability - embedded derivative	7.9	0.0	1.4
	Total	27.5	4.7	4.7

The full effects of the change in accounting policy will be made in our 2007 financial statements.

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Accounting Treatment of Conversion Feature — US GAAP
Free-standing Options
As described above, in addition to the Convertible Notes, the Company issued Free-standing Options that have been accounted for under consideration of APB 14 and EITF Issue 00-19.
APB 14 states that the proceeds from the sale of debt with stock purchase warrants should be allocated to the two elements of the security, based on the relative fair values of the debt security without the warrants and of the warrants themselves at the time of issuance. The Free-standing Options are free-standing, legally detachable, separately exercisable, and have only a single settlement mechanism whereby the holder will pay the fixed strike price on a gross basis and receive a fixed number of physically delivered shares; therefore, although issued in conjunction with the Convertible Notes, the Free-standing Options were considered to represent “detachable stock purchase warrants” as described in APB 14, and as such, allocated a portion of the proceeds. Upon our assessment that a portion of the proceeds would be allocated to the free-standing warrants, we evaluated the classification of the proceeds between debt and equity under EITF Issue 00-19.
EITF Issue 00-19 states that unless the economic substance indicates otherwise, contracts that fall under scope of the EITF would be initially classified as equity in situations where the contract requires physical settlement or net-share settlement or when contracts give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 (of the EITF) have been met. The Free-standing Options require settlement in the Company’s own stock and no circumstances or features associated with the Free-standing Options exist under which the Company can be compelled, due to circumstances outside of its control, to settle the Free-standing Option for cash. Pursuant to our assessment, we determined the Free-standing Options meet the conditions of paragraphs 12-32 of the EITF and that the proceeds allocated to Free-standing Options (as required by APB 14), should therefore be classified in equity.
Conversion Feature in the Notes
We considered the Convertible Notes to contain a conversion feature that required assessment under FAS 133 as to whether or not this conversion option within the Convertible Notes was an embedded derivative that would require bifurcation and separate accounting. Consistent with FAS 133, we determined that the conversion option would be accounted for as a derivative instrument unless it did not meet the definition of a derivative as a standalone contract (see paragraph 12(c)). In our evaluation of the conversion feature, it was noted that FAS 133 excludes contracts from being derivative instruments under the statement if, among other things, the contract is both (1) indexed to its own stock and (2) classified in stock holders’ equity in its statement of financial position (see paragraph 11(a)).
We evaluated whether the embedded conversion feature would be treated as equity under EITF 00-19. The EITF states that for the purposes of evaluating, under FAS 133, whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12-32 of the EITF do not apply if the contract is considered to be a conventional convertible debt instrument. For such an instrument, the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer); paragraphs 12-32 do apply when evaluating any other embedded derivative (see paragraph 4).
The Convertible Notes are convertible at the lesser of A$0.135 or 90% of the volume weighted price per share for the preceding 30 days to the conversion date. Due to this variability, we did not consider the

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Convertible Notes to be strictly “conventional convertible debt” as stated under EITF Issue 05-2, as the holder of the instrument is not provided with an option to convert into a fixed number of shares as the number of shares will depend on the volume weighted price prior to the conversion date. Accordingly, this possible variability in the number of shares to be delivered upon exercise of the conversion feature means that EITF 00-19 would apply, and the conditions in paragraphs 12-32 of the ETIF were then evaluated for determination of the appropriate equity or debt classification of the embedded conversion feature.
On a basis similar to the Free-standing Options (albeit potentially a variable number of shares being issued upon conversion), we have to settle the conversion feature in the Company’s own stock and that no circumstances exist under which we could be compelled to pay cash to settle the conversion feature, we considered the conversion feature to meet the conditions of paragraphs 12-32 of the EITF. As part of our assessment of these paragraphs of EITF Issue 00-19, we considered a) the Australian Corporations Law which does not limit the amount of capital a Company is authorised to issue and b) the Company’s Constitution which does not limit the amount of share capital that can be issued and provides the ability of the Company’s Board to issue shares at its discretion as it sees fit. We believe that net-share settlement of the conversion feature will never be out of the control of the Company as it can issue additional authorized shares as needed without obtaining further approval. Further, there are no circumstances under which the Company can be compelled to pay cash to the holder to settle the value of the option.
Therefore, a standalone option consistent with the embedded conversion feature of the Convertible Notes would receive equity classification and thus, the conversion feature was determined to be excluded from the scope of FAS 133 under paragraph 11(a) of the statement. Because the conversion feature was not bifurcated under FAS 133, we did not account for the embedded conversion feature separately from value assigned to the Convertible Notes.
Consideration of a Beneficial Conversion Feature
Based on our assessment that conversion feature was excluded from consideration under FAS 133, we evaluated the conversion option for the existence of a beneficial conversion feature under the guidance of EITF Issue 98-5 and EITF Issue 00-27.
We applied EITF Issue 00-27 for assessing the intrinsic value of the conversion option using the effective conversion price based on the proceeds allocated to the Convertible Notes. We allocated the total proceeds received in the transaction between the Convertible Notes and the Free-standing Options on their relative fair value basis (pursuant to APB 14). The EITF Issue 98-5 model was then applied to the amount allocated to the Convertible Notes and an effective conversion price was calculated and used to measure the intrinsic value of the embedded conversion option (see paragraph 5). We excluded issuance costs from our analysis of the intrinsic value as required by EITF Issue 00-27 (see paragraph 22).
The total proceeds of A$27.5 million (203.7 million notes × A$0.135 per Note) from the transaction were allocated, based on relative fair values as follows:

Free-standing Options: Convertible Notes:	A$4,379,638 A$23,120,362
We then evaluated whether the embedded conversion option is beneficial to the holder. The allocation between the Free-standing Options and the Convertible Notes would result in an effective conversion price of A$0.1135 per Note (A$23.1 million ÷ 203.7 million Notes). The fair value of the Company’s stock

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at the commitment date was A$0.13. The intrinsic value of the conversion option therefore was A$3,361,111 [(203.7 million Notes) × (A$0.13 – A$0.1135)] and recognized as a reduction to the carrying amount of the Convertible Notes as it was a beneficial conversion option. The total debt discount immediately after the initial accounting was performed was A$7,740,749 (A$4,379,638 from the allocation of proceeds to the Free-standing Options and an additional A$3,361,111 from the measurement of the intrinsic value of the conversion option) as disclosed in Note 27(d) in the Company’s financial statements.
Transaction Costs
The Convertible Notes offering was underwritten by Patersons, as a lead manager and underwriter, and Harmony, as a sub-underwriter, and we incurred A$4.7 million in transaction costs. These costs were considered to be a direct cost related to the issuance of the Convertible Notes and Free-standing Options. Accordingly, they were allocated between the Convertible Notes and the Free-standing Options.
As noted above, issuance costs do not affect the determination of the value assigned to the beneficial conversion feature (see paragraph 22 of EITF Issue 00-27) and therefore we did not allocate any amount of the issuance costs to the beneficial conversion feature. In accordance with APB 21 (see paragraph 16), the amount allocated to the Convertible Notes was considered to be a ‘debt issue cost’ and was recorded as Deferred Charges on the balance sheet and amortized to interest expense using the effective interest method. The issuance costs allocated to the Free-standing Options were recorded as a permanent deduction from the proceeds allocated to the Free-standing Options recognized in equity.
As requested in your letter dated August 10, 2007, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Please contact me on +61 7 3123 4700 if you would like to discuss any issues further. Thank you for your attention to this matter.
Very truly yours,

By:
	Name:	Brett Farmer
	Title:	Chief Financial Officer

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: November 1, 2007	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary